SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)




                             Anooraq Resources Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    03633E108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  March 8, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 03633E108                13G                        Page 2 of 8 Pages
--------------------------------------------------------------------------------


(1)      NAMES OR REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Leeward Offshore Bull & Bear Fund


(2)      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a) [ ]
         (b) [X]


(3)      SEC USE ONLY



(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


                                           (5)      SOLE VOTING POWER

                                                            0

                                           (6)      SHARED VOTING
POWER
NUMBER OF SHARES                                            2,628,300
BENEFICIALLY OWNED
BY EACH REPORTING                          (7)      SOLE  DISPOSITIVE POWER
PERSON WITH
                                                            0

                                           (8)      SHARED DISPOSITIVE POWER

                                                            2,628,300


(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,628,300



(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                          [  ]


(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  4.78%


(12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO



                               Page 2 of 8 Pages

--------------------------------------------------------------------------------
CUSIP No. 03633E108                   13G                    Page 3 of 8 Pages
--------------------------------------------------------------------------------


(1)      NAMES OR REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Leeward Hedge Funds Inc.


(2)      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

         (a) [ ]
         (b) [X]


(3)      SEC USE ONLY



(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Ontario, Canada


                                            (5)     SOLE VOTING POWER

                                                            0


                                            (6)     SHARED VOTING
POWER
NUMBER OF SHARES                                            4,594,200
BENEFICIALLY OWNED
BY EACH REPORTING                           (7)     SOLE  DISPOSITIVE POWER
PERSON WITH
                                                            0


(9) SHARED DISPOSITIVE POWER

         4,594,200


(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,594,200

(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                          [  ]


(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  8.35%


(12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO



                               Page 3 of 8 Pages

Item 1.

         (a) Name of Issuer.

                  Anooraq Resources Corp.

         (b)      Address of Issuer's Principal Executive Offices.

                  1020-800 West Pender Street
                  Vancouver, Canada V6C2V6


Item 2.

         (a)      Name of Persons Filing.

                  This Schedule 13G is being filed by Leeward Offshore Bull & Bear Fund ("Fund") and Leeward Hedge Funds Inc. ("Leeward").

         (b)      Address of Principal Business Office or, if none, Residence.

                  The principal business address of the Fund is:

                  c/o M&C Corporate Services Limited
                  P.O. Box 309GT, Ugland House
                  South Church Street, George Town
                  Grand Cayman, Cayman Islands

                  The principal business address of Leeward is:

                  Leeward Hedge Funds Inc.
                  2 Bloor Street West
                  Suite 2100
                  Toronto, Ontario
                  Canada M4W 3E2

         (c)      Citizenship.

                  The Fund is a Cayman Islands exempted company. Leeward is an Ontario, Canada corporation.

         (d)      Title of Class of Securities.

                  Common Stock

         (e)      CUSIP Number.

                  03633E108


                               Page 4 of 8 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act.

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

         (e)   [   ]    Investment    Adviser    in    accordance    with   Sec.
         240.13d-1(b)(1)(ii)(E).


         (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d(Y)1(b)(1)(ii)(F).

         (g)  [  ]   Parent   holding   company,   in   accordance   with   Sec.
         240.13d-1(b)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

         (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

 If this statement is filed pursuant to Sec. 240.13d-1(c), check this box [ x ].

Item 4.           Ownership

         (a) Amount Beneficially Owned.

   Fund: 2,628,300 shares of common stock. The filing of this statement shall not be construed as an admission that the Fund is the beneficial owner of any such shares for purpose of Section 13(d) of the Securities Exchange Act of 1934.

Leeward: 4,594,200 shares of common stock. The filing of this statement shall not be construed as an admission that the Fund is the beneficial owner of any such shares for purpose of Section 13(d) of the Securities Exchange Act of 1934.

         (b) Percent of Class. Fund: 4.78% Leeward: 8.35%


         (c) Number of shares as to which each such person has



                  (i)      sole power to vote or to direct the vote:                    Fund:       0
                                                                                        Leeward:    0

                  (ii)     shared power to vote or to direct the vote:                  Fund:       2,628,300
                                                                                        Leeward:    4,594,200

                  (iii)    sole power to dispose or to direct the disposition of:       Fund:       0
                                                                                        Leeward:    0

                  (iv)     shared power to dispose or to direct the disposition of:     Fund:       2,628,300
                                                                                        Leeward:    4,594,200



The Fund owns 2,628,300 shares of Common Stock. Leeward does not directly own any shares of Common Stock. Leeward acts as the investment manager or adviser to each of the Fund, Leeward Offshore Bull & Bear Fund (US), Leeward Bull & Bear Fund L.P., Leeward Offshore Resource Fund and acts as a co-manager with respect to an account and is deemed to beneficially own the 4,594,200 shares of Common Stock beneficially held by them.


                               Page 5 of 8 Pages

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                  The Fund first beneficially owned more than five percent of the Common Stock on March 30, 2004. The Fund no longer beneficially owns more than five percent of the Common Stock.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company or Control Person.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.


Item 9.           Notice of Dissolution of Group.

                  Not applicable.


                               Page 6 of 8 Pages

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 27, 2004

                                    Leeward Offshore Bull & Bear Fund


                                            By:     Dean Albrecht
                                            ----------------------
                                            Name:   Dean Albrecht
                                            Title:     Director


                                    Leeward Hedge Funds Inc.


                                            By:      Brendan Kyne
                                            --------------------------------
                                            Name:    Brendan Kyne
                                            Title:   Chief Executive Officer



     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                               Page 7 of 8 Pages